SCHEDULE B
TO

SHAREHOLDER SERVICES AGREEMENT
(As Amended May 23, 2019, February 24, 2021,
and Subsequently Amended with Effect October 18, 2023*)

#	Fund	Share Class
1	The Gold Bullion Strategy Fund	Investor
2	Quantified Managed Income Fund	Investor
3	Quantified Market Leaders Fund	Investor
4	Quantified Alternative Investment Fund	Investor
5	Quantified STF Fund	Investor
6	Quantified Tactical Fixed Income Fund	Investor
7	Quantified Evolution Plus Fund	Investor
8	Quantified Common Ground Fund	Investor
9	Quantified Pattern Recognition Fund	Investor
10	Quantified Tactical Sectors Fund	Investor
11	Quantified Government Income Tactical Fund	Investor
12	Quantified Rising Dividend Tactical Fund	Investor
13	Quantified Global Fund*	Investor

ADVISORS PREFERRED TRUST By: /s/___________________ Name: Catherine Ayers-Rigsby Title: President	FLEXIBLE PLAN INVESTMENTS, LTD. By: /s/_____________ Name: Renee Toth Title: Executive Vice President